Chicago and North Western
                                             Transportation Company

          Release Date:  Immediate

          Media Contacts:     Gary Schuster
                              UNP
                              (610) 861-3382

                              Michael W. Payette
                              CNW                      News Release
                              (312) 633-4310

                        Union Pacific and Chicago and
                      North Western Announce Transaction

          Chicago, Illinois, March 10, 1995 -- Union Pacific Corporation (UNP) and Chicago and North Western Transportation Company (CNW) announced that they have agreed that Union Pacific will acquire 100% of CNW's common stock at a price of $35 per share in cash. The transaction is subject, among other things, to negotiation and execution of a mutually satisfactory definitive purchase agreement and approvals by the companies' respective boards of directors.

                    "I am very excited about this transaction. The Chicago and North Western is an excellent managed and maintained railroad with a great route to Chicago," said Union Pacific Corporation Chairman and CEO Drew Lewis. "This is a strategic move that will make Union Pacific an even greater mover of southern Powder River Basin coal, grain, intermodal and other products."

                    Union Pacific is a transportation and natural resource company based in Bethlehem, Pennsylvania with sales of approximately $8 billion.

                    The Chicago and North Western Transportation
          Company is the holding company for the Chicago and North Western Railway Company, a leading railroad freight hauler in the central transcontinental corridor and major transporter of coal, grain and double-stack containers.